SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	October 26, 2006 at 9.59 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso invests in its operations in Austria and Finland

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has approved three separate investments to be implemented at its Anjala Mill, Oulu Mill and Bad St. Leonhard Sawmill.

Anjala Mill

Stora Enso is investing EUR 32.4 million in rebuilding the finishing department at its Anjala Mill in Finland. The investment will improve the mill’s productivity by increasing its finishing capacity and rationalising operations in the finishing department. The new finishing department is scheduled to be in operation by the end of 2007. The number of employees will decrease by 35 during the first half year of 2008.

Anjala Mill’s annual production capacity is 515 000 tonnes of book paper, machine finished coated magazine paper and improved newsprint.

Oulu Mill

Stora Enso is investing EUR 25.3 million in a new sheeting line at its Oulu Mill in Finland. The purpose of the investment is to allow a larger proportion of the mill’s output to be sheeted at the mill site. The investment will enable Oulu Mill to grow in its core markets in Eastern and Central Europe. The additional sheeting capacity is scheduled to be in operation by mid 2008.

Oulu Mill’s annual production capacity of 1 015 000 tonnes of coated fine paper will remain unchanged.

Bad St. Leonhard Sawmill

Stora Enso is investing EUR 16.8 million in a cross-laminated element plant at Bad St. Leonhard Sawmill in Austria. The investment will provide access to the rapidly growing massive building element market in Central Europe. The plant, with annual capacity of 61 000 m3, is expected to increase the annual sales of Stora Enso Wood Products by EUR 28 million when in full operation. Construction will start in the first quarter of 2007 and is scheduled to be completed in the first quarter of 2008. The investment will increase the number of employees by 53.

Cross-laminated elements are large-sized crosswise glued wooden building elements, which are typically used for intermediate floors, ceilings, and internal and external walls.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

2(2)

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel